UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

EARNINGS RELEASE

3RD QUARTER OF 2022
(BR GAAP)

HIGHLIGHTS

We have pursued our goal of becoming the Best Consumer Company in Brazil by focusing on customer centricity, which allowed us to sustainably grow our **loyal customer base, achieving na annual increase of 14%, while the overall base expanded by 11%.** Total revenue from loyal customers increased by 34% and was 5x higher than that of non-loyal ones. The expansion of our customer base, greater business generation, the rising frequency with which they utilize our services, and customer satisfaction are all cornerstones of our current and future profitability.

Profitability (ROAE) was 19.0% for 9M22 and 15.6% for the quarter. Managerial net profit totaled R$ 3,122 million in the quarter and R$ 11,211 million in the year to date, a drop of 10% YoY, reflecting the selective credit policies and negative sensitivity in markets, in addition to the allowance for loan losses still being at a challenging time of the cycle.

FINANCIAL HIGHLIGHTS

LOAN PORTFOLIO
R$ 484 billion
Sep/22
> Growth of 7.5% in 12 months, driven by the corporate segment and retail

CUSTOMERS NII
-1.0% QoQ
+26.2% YoY

FEES
-3.0% QoQ
+2.4% YoY

> Broader offering moderates the impact of lower loan volume

EXPENSES
+4.8% QoQ
+6.8% YoY
> Below the average 12-month inflation (10.44%)
> Efficiency ratio: **37.4%** 3Q22

ALLOWANCE FOR LOAN LOSSES
+8.1% QoQ
+63.0% YoY
> Still challenging moment of the cycle, leading to a more selective policy on originations
> 12-month cost of credit: 3.8%

NPL 90 DAYS: 3.0%
+0.11 p.p. QoQ
+0.58 p.p. YoY

NPL 15-90 DAYS: 4.3%
+0.09 p.p. QoQ
+0.92 p.p. YoY

VIDEOCONFERENCE | October 26th, 2022 | 09:00 (BrT) - 08:00 (NYT)
It will be held in English with simultaneous translation into Portuguese
Plataforma ZOOM: click here

Santander

EARNINGS RELEASE

MARIO LEÃO, CEO SANTANDER BRASIL:

In 4Q21, we initiated the implementation of a strategy to anticipate credit cycles. As a result, the current period leads to lower revenues due to the selective credit policies we applied to our portfolio, as well as the negative sensitivity of the market activities margin to the yield curve – in addition to the loan loss allowance still at a challenging stage of the cycle, as expected, with non-performing loans exhibiting signs of stability. We continue to have one of the most powerful platforms for individuals in Brazil, and when the time is right, we will accelerate its expansion. We have clear opportunities for growth, which will be resumed through credit expansion, NPL reduction, and expense control.

We see opportunities in (i) customer acquisition and, in particular, their loyalty, benefiting from Santander's ever-growing institutionality, represented by our ambition to become the "consumer company of choice for customers". We have expanded our base, especially in terms of loyal customers, thanks to a combination of broader offerings and an unwavering pursuit of service quality, while simultaneously reducing our cost to serve, boosting our efficiency – which continues to be a fundamental pillar of our strategy; (ii) revenue and business expansion, where we will leverage the integration of our ecosystem to capture cross-selling by utilizing data and CRM in a more effective manner. Our business levers for the years ahead will underpin our expansion, highlighted by... Companies (delivering the best performance in its history this year), Investment (with AAA revolutionizing the concept of investment advisory and Toro expanding rapidly), and Insurance (a relevant platform that keeps growing). In our core businesses, such as Select, "Consórcios", and Auto, we will also continue to grow by introducing innovations and differentiating our positioning; (iii) controlling the cost of credit, as newer vintages have performed to our expectations and loan quality indicators are showing a positive evolution.

Building the best consumer company in the country entails a culture oriented towards growth and profitability, effectively designed around the customer, with offerings that suit their needs and through increasingly integrated and available sales channels, serving customers wherever and whenever they desire, thus allowing us to grow the frequency with which they utilize our services and their preference for us.

Our strategy remains anchored in a horizontal culture in which empowerment, meritocracy, and diversity reinforce our performance and contribute to society's development, and where all our people, with a business and customer perspective, become brand promoters and influencers.

Together, we continue to build our story of growth and transformation – a "non-negotiable" vision of the future here at Santander.

A sustainable and profitable company, with a unique, commercial, and ambitious culture.

We remain committed to being the

Best Consumer Company in Brazil

underpinned by four strategic pillars:

- Customer centricity
- Sales Channels
- Innovation and Profitability
- Culture People



Customer centricity

The customer is at the heart of our strategy, and we remain committed to the pursuit of the best **experience and highest satisfaction for our customers**, by providing straightforward, comprehensive and appropriate solutions for each profile.

In this regard, we are constantly enhancing our ecosystem, adding greater expertise to our business, and broadening our range of products and solutions that match our customers demands. This allows us to broaden our reach. We have a total of 58 million customers, who generate 18 billion transactions per month. Furthermore, our digital channels receive 535 monthly visits, in addition to 2.4 million active inbound consents in open finance, which is 2.3x higher than outbound requests.

Similarly, we are constantly evolving self-service and customer service across our sales channels. All this enables us to expand our customer base in a sustainable manner through customer acquisition and loyalty, as supported by annual increases of 15% in overall customer revenues and 34% in revenues from loyal customers, i.e., those who purchase six or more products.

With customer satisfaction as a core pillar, we underscore our NPS of 70 points for client onboarding, 78 points for mortgages, 89 points for consórcios, and 80 points for cards, during the buying process of these products.

57.7 million of customers

Total revenue from **loyal** customers grew by **+34%** YoY

Loyal customers generate **5x** more revenue than non-loyal ones

Loyal Customers
million

+14% YoY


7.5
8.5
8.6
Sep-21
Jun-22
Sep-22

Digital Customers[1]
million

+9% YoY


18.2
19.8
19.9
Sep-21
Jun-22
Sep-22

Total Active Customers
million

+6% YoY


29.7
31.1
31.5
Sep-21
Jun-22
Sep-22

[1] Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

Best Consumer Company in Brazil

Sales Channels

We believe in the value of a multi-channel approach, which is why we have four integrated channels available to serve our customers whenever and wherever they desire. The multi-channel index of loyal customers who accessed more than two channels within the past 90 days reached 98%.


Fique de olho!
Em maio você gastou R$278,00 em Restaurantes

In the **physical channel**, we continued to capturing opportunities presented by the customer flow in our stores, which currently receive approximately 15 million visits per month, and to enhance the customer experience. We expanded our Bank to Go model, through which we have already originated 141,000 contracts this year, with 2022 ambition of 200,000. Moreover, we further grew our footprint in strategic regions, including the Midwest, North and Northeast of the country, where our average monthly revenues increased by 16% YoY. This year, we opened 35 new stores, and our ambition is to open 70 more by the end of 2022.

In the **external channel**, we kept expanding geographically, achieving 4,700 points of sale and being present in 37% of all Brazilian municipalities. Our external sales force portal, introduced in 2Q22, is already producing over 30,000 business deals each month.

In the **digital channel**, we averaged 560,000 new customer additions each month and achieved 11.4 million new contracts during the quarter (+7% YoY). We also kept boosting our self-service capabilities via Gent&, which serves 1.7 million customers every month, of whom 36% are served via WhatsApp, while continuing to support our customers through personalized financial guidance on our app for individuals, which has a record of more than 30 million recommendations on consumption awareness since its June 2022 debut.

In the **remote channel**, we addressed over 10.5 million inquiries each month, with 50% of services provided outside of regular business hours. Additionally, we continued to strive for greater service effectiveness, with the number of customer requests resolved during calls rising from 81%, in January 2021, to 95%, in September 2022. Finally, we reached 714,000 business deals per month, representing a year-to-date growth of 70%.


Digital Channel
External Channel
Remote Channel
Physical Channel

Innovation and Profitability

Focused on advancing strategic businesses and growing core businesses

We have continued to broaden our services through **STRATEGIC BUSINESSES**, expanding them into new markets and diversifying our portfolio offerings.



INVESTMENT PLATFORM

Our investment platform kept evolving, offering a more robust portfolio, with a fresh digital experience and enhanced customer proximity.

We launched a new investment portal that allows customers to manage their assets in a contextualized, consolidated, and personalized manner, delivering the best digital solution to users in a simple and intuitive manner.

Santander AAA

Launched in June 2022, AAA is a model that revolutionizes the concept of investment advisory. It currently features 9 regional hubs and 350 advisors, taking into account investment advisors and traders. Our ambition is to reach 1,300 advisors and 30 regional hubs by 2Q23.

TORO

Investment and financial planning platform.

We continued to expand our customer base and transaction volume, solidifying our position in the investment advisory and financial planning industry. We attained 1.1 million total customers (+85% YoY), 6.5 million unique monthly visits (+190% YoY) and 15.5 million transactions during the quarter (+75% YoY).

BENCHMARK

PLATAFORM FOR COMPANIES

SMALL AND MEDIUM-SIZED ENTERPRISES

Record current account openings of

31,000/ month

via the digital channel

–

We created the **ComFiança** campaign, to assist our individual micro-entrepreneur ("MEI") customers by presenting a suitable and appealing offer for customers who activate their business taxpayer identification number ("CNPJ") as a PIX key. As an added bonus, they can choose between unpaid rent guarantee or personal accident insurance free of charge, as well as the opportunity to enter a draw for a variety of prizes.

–

We implemented new customer paths and improved the user experience. Furthermore, we streamlined the acquisition of Working Capital Loans and Consolidated Loan Payments, in addition to implementing digital Capitalization. Lastly, we expanded both credit card and current account self-service through Gent&.

SX INTEGRA

We have established ourselves as the market's largest electronic portal for prepayment receivables in just six months, and our ambition is to become the benchmark digital platform for business products and services.

Every month, R$ 4.8 billion in "confirming" prepayments are made on our business and credit platform (+50% QoQ), representing 50% of the bank's contracted volume for this type of transaction, and serving more than 6,000 active customers.

WHOLESALE

We are the only global bank with full presence in Brazil:

Foreign Exchange: we are the leading FX bank for the eighth consecutive year, according to the Brazilian Central Bank ranking, with a 12% share of the market's total transaction volume. Moreover, with a USD 20 billion portfolio and a 23% market share, we are the second largest in foreign trade.

Infrastructure: According to Bloomberg, we are the global leaders in renewable energy financing advisory; with over USD 10 billion in total credit in 2021, representing a 28.4% market share. Furthermore, in terms of trading volume, we rank as the country's second largest independent[1] energy trader.

Agribusiness: we have the largest agricultural commodities hedging desk in the country and a 54% share in CBIOs (decarbonization credits) underwriting, in addition to a significant involvement in energy transition and climate projects, as well as carbon credit generation, through our partnership with WayCarbon. We also have a strong presence in agribusiness receivables securitization.

Cash Management: According to Global Finance, we are the top cash management bank in Brazil and Latin America, and we work diligently to keep enhancing the customer experience.

[1] Energy traders that do not own generation assets

INSURANCE ECOSYSTEM


Santander Corretora
Santander Auto
helpS
Auto Compara

We are committed to developing the finest insurance ecosystem for our customers, whereby we strive to support them in their everyday lives with all-encompassing offers, connected to simple and digital journeys.

The premiums written for the year reached R$ 7.9 billion, growing by 33% over two years, with the ambition of achieving 15 billion in 2023.

We are market leaders among individuals, with a 13% share in premiums, and an industry benchmark for product penetration index in credit life insurance, with 64% of loan origination eligible for insurance.

Santander Corretora

We develop the best insurance products and solutions for businesses and individuals, which are then distributed through our network.

As insurance brokers, we operate as a specialized structure that assists customers in identifying insurance products across all market segments.

These are smart, modern, and creative solutions for providing protection via life, benefit, property, transportation, health, agribusiness, and guarantee insurance.

Auto Compara

Vehicle insurance offering platform with a completely online purchase journey.

We had over 3.3 million visits during the year, resulting in R$ 279 million in gross premiums written for the quarter (+37% YoY), of which R$ 173 million came from new policies in the period (+45% YoY).

Thinking about the free choice of our customers, we expanded our offer, with the inclusion of new insurance companies in our platform. Furthermore, aiming at sustainability, we collaborated with Waze on the new Green Route feature to help map out charging stations for electric/hybrid vehicles.

Santander Auto

Fully digital insurance company.

Through our consumer finance division, we achieved a record-breaking penetration rate of 28% for vehicle financing contracts. In addition, we issued 54,000 insurance policies and achieved R$ 83 million in premiums, an increase of 30% YoY.

helpS

We kept expanding the product and entering new markets, currently with offers for gamers/tech and motorcycles, alongside the vehicle, home, bicycle, and pet segments. During the year, we amassed 30,000 contracts, with vehicles comprising 45% of sales. Our NPS reached 68 points.

Innovation and Profitability



Santander Select

We introduced innovation into the high-income category by redefining the Select segment, which now allows all customers to have access to its unparalleled customer service. This initiative, unprecedented in the market, illustrates our ability to comprehend customers' needs and translate them into access and experience.

Currently, Select clients are a major profitability driver, with revenues from loyal Select customers being 8x higher than those of individual retail clients. This segment accounts for 58% of investments among individuals. Our ambition is to grow our Select customer base from 600,000 in September 2022 to 1 million in 2023. Our NPS reached 59 points during the period.

> We will continue to accelerate CORE BUSINESSES, in order to expand our profitability

"CONSÓRCIOS"

"Consórcios" has gained highlight in the market, given the macroeconomic backdrop, with high interest rates and tighter credit conditions, the product presents enormous growth potential.

We started to commercialize the product on digital and external channels, through Santander Financiamentos' partner stores, and we simplify the purchasing process in our own stores. We are continually investing in enhancing the customer experience via digital after-sales, with asset awarding and payout through the portal.

This year, our origination hit R$ 11 billion, a 37% growth from the previous year, with the ambition of reaching R$ 18 billion in 2023. Our portfolio currently stands at R$ 30 billion, up by 17% over the past 12 months.

Additionally, we are the market benchmark for consórcio awarding, with 36% of the active portfolio having been awarded during the last 24 months.

PAYROLL LOANS

Our market share[1] in origination came to 17% reached 2.8 p.p. in August 2022 compared to March 2022. In September, originations reached R$ 3.1 billion, setting a new monthly record for 2022.

Our portfolio has grown R$ 58 billion, and we intend to increase it by 26% in 2023.



AGRO ECO SYSTEM

We kept expanding the agro ecosystem by providing comprehensive offerings and solutions. We currently have a total portfolio[2] of R$ 34 billion (+38% YoY), with the goal of reaching R$ 50 billion by December 2023. Since 2015, our portfolio has risen by an average of 30% per year (CAGR) and we expect it to keep growing in tandem with the evolution of this market, which accounts for 25% of the Brazilian GDP. From 2% in 2015 to 6% in September 2022, our market share has increased.

Our success is based on technology investments, process optimization, a specialized team, and synergies with Gira, a leader in agribusiness receivables management, and WayCarbon, Latin America's largest technical consulting firm focusing on climate change, both of which complement our ecosystem.

[1]Source: Brazilian Central Bank, as of August 2022. [2] Febraban portfolio, taking into account loans, Agro bonds + Rural CDI. As of September 2022.



AUTO PLATFORM

SANTANDER FINANCIAMENTOS

One of the bank's primary business development tools.

We continued to strengthen our platform, maintaining our industry leadership with a 23% market share[1] among individuals and aiming for 25% in 2023. We also resumed auto loan origination, considering both individual and business customers, registering growth of 15% in 3Q22 from 1Q22, while our origination market share[2] rose by 3 p.p., from 17% in 1Q22 to 20% in 3Q22.

Current account openings increased by 5% annually to 109,000 in the quarter, thanks to an integrated offer.

We collaborated with global leaders in electric automobiles and motorcycles to strengthen our position in the electric vehicle market. Through the Santander Financiamentos network, customers can access financial solutions covering all stages of auto financing in a completely digital manner.

We also introduced +Negócios Turbo, a new credit platform with a streamlined customer journey, combined with enhanced offering and pricing customization.

webmotors

The largest vehicle platform in the country

420,000
Total ads/ month (+25% YoY)

27 milion
Visits/month

28,000
Individual advertisers/ month

52 points
NPS

[1] Source: Brazilian Central Bank, as of August 2022 [2] Source: B3, as of September 2022

CARDS

R$ 44.4 billion
portfolio of individual credit cards (+13% YoY)

80 points
NPS[1]

We achieved a total turnover of R$ 82.5 billion during the quarter, a 5% rise from the previous year, maintaining card usage regularity and consumption among our customers.

Our customer acquisition strategy remains premised on a better risk profile, with 98% of new additions originating from our existing account holder base.

REAL ESTATE

R$ 55.4 billion
portfolio of real estate loans to individuals (+7% YoY)

78 points
NPS[1]

Individual real estate loan origination rose by 14.5% during the quarter, indicating a rebound in activity.

With a 38% YoY drop in lead time[2] to grant mortgage loans (from 24 to 15 business day), we continued to focus on improving the customer journey.

HOME- EQUITY

Through UseCasa, **we are market leaders among private-sector banks**, holding a **23%** share[3] in our portfolio.

R$ 3.8 billion billion portfolio of home equity loans[3] (+22% YoY)

We launched UseCasa Renovado, which enables customers to settle prior loan transactions in exchange for additional credit that can be spent at their discretion.

UseImóvel, a credit line using property as collateral for business customers, sustained its fast origination pace since its launch in June, growing by 4.6x during the quarter.


Santander

[1]Assessment of new loans in the quarter. [2] Considering the length of time between the submission of all paperwork and the signing of the agreement. [3] Fonte: Abecip, as of August 2022

ECOSYSTEM EXPANSION

We expanded our footprint by offering new services and entering new markets through both organic and inorganic growth, including 12 acquisitions and partnerships over the last two years.

On the organic front, we grew through our core businesses by providing disruptive solutions for our customers and improving our processes, achieving productivity gains and focusing on customer experience.

Our inorganic growth, on the other hand, is based on strategic partnerships and acquisitions that add expertise to our business.


Operating in
new markets

ben

Company operating in the corporate benefits and expense management industry.

In this quarter, our turnover was R$ 647 million, up by 68% from a year earlier, with 775,000 active cards, implying a 63% YoY increase. In addition, we reached a total of 393,000 partner establishments and 2,800 HR customers (+23% YoY).



sim.

We accelerated the collateralized product agenda this quarter by enhancing the customer journey for FGTS-secured loans and intensified our actions to promote auto-backed loans, resulting in a more robust performance in strategic products.

Customers can now access auto-backed loans through more than ten partners and rely on our assistance in obtaining FGTS-secured loans via WhatsApp, from the time their FGTS funds are released until the transaction is finalized.

We launched part in the 4th edition of Decora+, an offer portal with over 3,000 furniture and decoration partners that lets buyers simulate installment payments for their purchases directly on the website.

OUR PEOPLE

Our people are the driving force behind this transformation, and they are supported by a unique culture that fosters empowerment, meritocracy, and diversity. This allows for a more creative and engaging environment, as evidenced by the 75-point eNPS[1] satisfaction rating of our employees.

We have continued to strengthen our horizontal culture and build a company in which all employees view themselves as a businesspeople, accountable for customers and their service, while always striving to deliver the best experience.

In acknowledgement of our actions, for the seventh consecutive year, we were named among the Best Companies to Work For in Brazil in the financial institutions category, by GPTW 2022. We also ranked first through Santander Financiamentos, underscoring the robustness of our ecosystem.

Index of Satisfaction

eNPS[1]

75 points

in September/22

Diversity & Inclusion

29%
Black Employees
(+1.0 p.p. QoQ)

32%
Women in leadership roles
(+2.0 p.p. QoQ)

Protagonism to knowledge

High adherence, with

79%
of employees participated in training

68%
of internal courses taught by our own employees

Academia Santander 2030

Encouraging employees to take on leadership through customer-focused training, thereby supporting our cultural transformation in line with our goal of becoming the best consumer company in Brazil.

Concepts including customer centricity, entrepreneurship, and innovation are all part of Academy 2030, with courses covering topics such as personalizing the customer experience, creating connected and enchanting journeys, as well as customers' expectations of our service.



[1] eNPS (Employee Net Promoter Score) – measurement of employee satisfaction level.

ESG

Our commitment to sustainability is a central part of our corporate culture and business strategy

Environmental

During the year, we enabled R$ 21.6 billion in sustainable businesses, thus supporting the transition to a low-carbon, resilient, and inclusive economy.

Similarly, we served as guarantors of a BNDES facility for a project to build a major subway line in the city of São Paulo, which will contribute to the socioeconomic development of the regions served by the route.

We maintained our leadership in the CBIOs market with a 54% share over the year.

Finally, we kept our commitment to be net zero by 2050 and to use 100% renewable energy in our operations by 2025, having already attained 82% of this target.

Governance

Our governance incorporates ESG into our culture, which is corroborated in our day-to-day operations through the development of internal training and adoption of ESG criteria for executive compensation. In addition, we have a diverse Board of Directors, with 27% female representation.

Social

This quarter marked the beginning of the 20th edition of Amigo de Valor program. Since 2002, more than 1.6 million children and adolescents across 293 municipalities in Brazil have benefited from this initiative, which has raised over R$ 160 million from customers and employees.

We also support micro-entrepreneurs in their business endeavors through Prospera Microfinance, where we have a R$ 2.4 billion portfolio (+38% YoY), 142 stores, 1,355 agents and 842,000 active customers (+26% YoY). Our ambition is to grow the business to 900,000 active customers by December 2022.

We highlight our social work, which has already helped 175,000 people this year through our blood donation and volunteer programs.

For the past 25 years, we have also invested in education through Santander Universidades, which has awarded over 83,000 scholarships through September 2022, with the ambition to reach 100,000 by the end of the year.


Começou
o Amigo
de Valor


Santander

RESULTS

"Our anticipation of cycles, with selective credit policies, correctly reflects the lower contribution to the customer margin, with adjustments in the production of the product mix and customer profile, as well as pressure on the market activities margin (which is expected to continue pressured in the next year), due to its negative sensitivity to higher interest rates. Our fees increased by 2% during the year thanks to a broader product offering, which helped to mitigate the impact of a decline in loan volume.

We are still going through a challenging period for the loan loss allowance and the cost of credit remains under pressure, as expected. Our NPL has been virtually steady for three consecutive quarters. The loan portfolio rose by 3.4% during the quarter and 7.5% over the year, with the corporate and retail segments driving the growth. We remain focused on offering secured products, which represent 64% of our portfolio of collateralized loans to individuals. The loans originated since 4Q21 have exhibited a more adequate and controlled profile, and already account for 51% of the overall portfolio. More recent vintages are performing well, with better delinquency indicators than older vintages. In addition, we reverted to more suitable "loss absorption" levels.

We remain committed to the ongoing pursuit of cost control, with expense growth (7% in the year) below the 12-month average inflation rate (10.44%), and efficiency achieving 37.4% in the quarter, an industry benchmark level in the face of intense inflationary pressure. The quarterly net profit was R$ 3,122 million, with capital and liquidity levels at comfortable levels."

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL

MANAGERIAL FINANCIAL STATEMENTS[1]	3Q22	2Q22	Var.	9M22	9M21	Var.
(R$ million)			QoQ			YoY
Net Interest Income	12,598	12,775	-1.4%	39,311	41,466	-5.2%
Allowance for Loan Losses	(6,209)	(5,745)	8.1%	(16,566)	(10,163)	63.0%
Net Interest Income after Loan Losses	6,388	7,029	-9.1%	22,744	31,304	-27.3%
Fees	4,734	4,882	-3.0%	14,233	13,898	2.4%
General Expenses	(5,691)	(5,431)	4.8%	(16,656)	(15,594)	6.8%
Personnel Expenses + Profit Sharing	(2,540)	(2,390)	6.3%	(7,423)	(6,687)	11.0%
Administrative Expenses[2]	(3,150)	(3,042)	3.6%	(9,233)	(8,907)	3.7%
Tax Expenses	(1,166)	(1,218)	-4.2%	(3,591)	(3,478)	3.2%
Investments in Affiliates and Subsidiaries	46	33	39.0%	89	49	81.4%
Other Operating Income/Expenses	(991)	(445)	n.a.	(3,440)	(6,854)	-49.8%
Operating Income	3,321	4,850	-31.5%	13,380	19,326	-30.8%
Non Operating Income	33	45	-25.5%	450	51	n.a.
Net Profit before Tax	3,354	4,895	-31.5%	13,830	19,377	-28.6%
Income Tax and Social Contribution	(227)	(749)	-69.7%	(2,515)	(6,818)	-63.1%
Minority Interest	(5)	(62)	-91.6%	(104)	(93)	12.4%
Net Profit[3]	3,122	4,084	-23.5%	11,211	12,467	-10.1%
Accounting Net Profit	3,039	3,977	-23.6%	10,962	11,191	-2.1%

CUSTOMER NII
3Q22 **-1.0%** QoQ
9M22 **+26.2%** YoY

EFFICIENCY RATE
3Q22 **37.4%** +3.5p.p. QoQ
9M22 **35.7%** +1.2p.p. YoY

ROAE
3Q22 **15.6%** -5.2p.p. QoQ
9M22 **19.0%** -2.5p.p. YoY

	3Q22	2Q22	Var.	9M22	9M21	Var.
(R$ million)			QoQ			YoY
BALANCE SHEET						
Loan portfolio	484,252	468,538	3.4%	484,252	450,262	7.5%
Individuals	220,417	215,185	2.4%	220,417	198,608	11.0%
Consumer finance	67,928	66,894	1.5%	67,928	64,807	4.8%
SMEs	64,508	62,656	3.0%	64,508	60,902	5.9%
Corporate	131,399	123,802	6.1%	131,399	125,945	4.3%
Expanded Loan Portfolio[4]	565,910	542,977	4.2%	565,910	526,488	7.5%
Funding from Clients[5]	539,217	523,667	3.0%	539,217	474,929	13.5%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	15.6%	20.8%	-5.2 p.p.	19.0%	21.5%	-2.5 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.7%	-0.4 p.p.	1.5%	1.7%	-0.2 p.p.
Efficiency ratio[7]	37.4%	33.9%	3.5 p.p.	35.7%	34.6%	1.2 p.p.
Recurrence ratio[8]	83.2%	89.9%	-6.7 p.p.	85.5%	89.1%	-3.7 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.0%	2.9%	0.11 p.p.	3.0%	2.4%	0.58 p.p.
Coverage ratio (over 90 days)	226%	224%	1.75 p.p.	226%	248%	-22.10 p.p.
Delinquency ratio (over 60 days)	3.8%	3.6%	0.14 p.p.	3.8%	3.0%	0.72 p.p.
Delinquency ratio (over 15 to 90 days)	4.3%	4.2%	0.09 p.p.	4.3%	3.4%	0.92 p.p.
OTHER DATA						
Branches	1,722	1,738	(16)	1,722	2,029	(307)
PABs (mini branches)	1,277	1,294	(17)	1,277	1,381	(104)
Own ATMs	11,713	11,993	(280)	11,713	12,703	(990)
Shared ATMs	24,110	23,854	256	24,110	24,076	34
Employees[9]	51,214	52,049	(835)	51,214	49,605	1,609

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 31 and 32
[2] Administrative expenses exclude 100% of the goodwill amortization expense
[3] Managerial net profit corresponds to the accounting net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 83 million in 3Q22, R$ 107 million in 2Q22, R$ 59 million in 1Q22, R$ 68 million in 3Q21, R$ 68 million in 2Q21 and R$ 1,032 million in 1Q21
[4] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,329 million in September 2022, R$ 1,403 million in June 2022 and R$ 1,221 million in September 2021
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses
[9] Change in headcount criteria, considering corporate events

NET INTEREST INCOME

	3Q22	2Q22	Var.	9M22	9M21	Var.
(R$ million)			QoQ			YoY
Net Interest Income	**12,598**	**12,775**	**-1.4%**	**39,311**	**41,466**	**-5.2%**
Customers	14,143	14,288	-1.0%	42,285	33,517	26.2%
Product NII	13,254	13,546	-2.2%	39,961	33,069	20.8%
Average Volume	490,437	473,228	3.6%	478,273	443,380	7.9%
Spread (annualized)	10.7%	11.5%	-0.76 p.p.	11.2%	10.0%	1.20 p.p.
Market Activities	(1,545)	(1,513)	2.1%	(2,974)	7,950	n.a.

Net interest income amounted to R$ 12,598 million in 3Q22, a reduction of 1.4% over the preceding three months, reflecting the decline in revenues for customer operations, which were especially impacted by the product mix due to the selective credit policies. During the year, the 5.2% drop in net interest income is attributed to lower revenues from market activities, given the yield curve sensitivity.

Revenues from customer operations decreased by 1.0% during the quarter, due to lower product margin revenues, stemming from reduced credit revenues, due to the selective credit policies and a stronger focus on collateralized credit lines. The highlight was the funding margin expansion, which was driven by volume and a higher number of working days in the period.

Compared to the prior year, the **customer margin grew by 26.2%,** thanks to mix and pricing adjustment, and selective credit policies. The product margin performed well, prompted by higher volumes and the loan product mix, as well as funding spreads, which followed the rise in interest rate.

The **market activities margin** totaled **R$ -1,545 million in 3Q22**, remaining virtually unchanged on a quarterly basis and falling annually due to sensitivity to interest rates.

EVOLUTION OF NET INTEREST INCOME
R$ million



10.0%
9.9%
10.0%
11.3%
11.5%
10.7%
-1.4%
13,426
2,738
10,687
13,424
2,286
11,138
14,617
2,925
11,691
13,938
84
13,854
12,775
(1,513)
14,288
12,598
(1,545)
14,143
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22
Customers
Market activities
Spread (p.a.)

FEES – REVENUES FROM BANKING SERVICES


Santander

	3Q22	2Q22	Var.	9M22	9M21	Var.
(R$ million)			QoQ			YoY
Cards	1,342	1,402	-4.3%	4,072	3,441	18.4%
Insurance fees	912	829	9.9%	2,485	2,555	-2.7%
Current Account Services	949	972	-2.4%	2,880	2,899	-0.7%
Asset Management and "Consórcios"	266	334	-20.3%	921	1,013	-9.1%
Credit Operations	386	368	4.9%	1,088	1,145	-5.0%
Collection Services	355	357	-0.7%	1,073	1,108	-3.1%
Securities Brokerage and Placement	343	397	-13.7%	1,113	1,128	-1.3%
Other	182	222	-17.9%	601	609	-1.3%
Total	**4,734**	**4,882**	**-3.0%**	**14,233**	**13,898**	**2.4%**

Revenues from banking services and fees totaled R$ 4,734 million in the third quarter of 2022, a decrease of 3.0% over three months, influenced by lower revenues from asset management fees, credit cards, and securities brokerage and placement fees.

During the year, total revenues grew by 2.4%, due to greater transactions and customer loyalty, which mitigated the impact of lower loan revenues. The rise in card revenues was the highlight of the 12-month period.

Card revenues reached **R$ 1,342 million**, down by 4.3% in three months, affected by reduced turnover. In the year, card revenues advanced by 18.4%, due to stronger turnover volumes and transactions.

Insurance fees came to **R$ 912 million** in the quarter, a quarterly rise of 9.9%, driven by credit life insurance, corresponding to the rise in loan originations of more collateralized products. In twelve months, these revenues fell by 2.7%, impacted by the selective credit policies.

Current account service fees hit **R$ 949 million** in the quarter, dropping by 2.4% in three months and 0.7% in the year, mostly owing to the increase in PIX transactions.

Asset management and "consórcio" fees totaled **R$ 266 million**, a 20.3% decline from the previous quarter primarily explained by a regulatory change in the accounting of "consórcio" revenues. Over the 12-month period, asset management fees decreased by 9.1%, influenced by changes in the mix, with greater sales of fixed income funds, due to the economic scenario.

Fees from credit operations totaled to **R$ 386 million**, a 4.9% rise from the previous quarter due to higher revenues from foreign exchange guarantees. In the year, revenues decreased by 5.0%, due to the selective credit policies, as already mentioned.

Securities brokerage and placement service fees stood at **R$ 343 million** in the quarter, down by 13.7% over three months, given reduced activity in the securities placement and M&A markets. In twelve months, these revenues down by 1.3%.

Other fees came to **R$ 182 million**, declining by 17.9% during the quarter and 1.3% in the year, due to lower revenues from asset appraisal fees in the year.

GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses totaled R$ 5,691 million in 3Q22, an increase of 4.8% in the quarter. In the first nine months of 2022, these expenses grew by 6.8% on a year-on-year comparison, below the period's 10.44% average cumulative inflation[1] rate.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 5,005 million in 3Q22, rising by 4.8% in the quarter and 6.7% in the year, due to higher personnel and administrative expenses in both periods.

Personnel expenses were R$ 2,540 million in 3Q22, an increase of 6.3% over three months and 11.0% annually. The collective bargaining agreement, which took effect on company's salary base as of September 2022, resulted in higher compensation expenses and labor charges during the quarter. On an annual comparison, the impact includes the 2021 collective bargaining agreement applied to the salary base since the third quarter of 2021, this also had an impact on the first eight months of 2022, as well as the 2022 agreement, with effects starting in September 2022.

Administrative expenses, excluding depreciation and amortization, stood at R$ 2,465 million in 3Q22, rising by 3.3% in three months, in line with the expansion of our business, given higher data processing, outsourced and specialized service costs. During the year, these expenses rose by 2.6%, as a result of higher costs with data processing, rental, transportation, and travel costs.

Depreciation and amortization expenses, excluding the goodwill effect, amounted to R$ 685 million in the third quarter, advancing by 4.6% in three months and 7.8% over twelve months, largely reflecting higher investments in software and hardware.

(R$ million)	3Q22	2Q22	Var. QoQ	9M22	9M21	Var. YoY
Outsourced and Specialized Services	649	591	9.8%	1,800	1,871	-3.8%
Advertising, promotions and publicity	161	144	11.9%	426	396	7.7%
Data processing	713	703	1.3%	2,105	2,039	3.2%
Communications	79	82	-3.4%	263	294	-10.6%
Rentals	224	225	-0.5%	672	611	10.0%
Transport and Travel	46	48	-3.0%	132	78	68.9%
Security and Surveillance	133	134	-0.3%	406	408	-0.5%
Maintenance	73	76	-3.9%	232	236	-1.7%
Financial System Services	94	61	53.7%	258	282	-8.3%
Water, Electricity and Gas	43	57	-25.0%	162	138	17.2%
Material	24	32	-25.5%	99	73	36.3%
Other	226	234	-3.1%	684	632	8.2%
Subtotal	2,465	2,386	3.3%	7,239	7,057	2.6%
Depreciation and Amortization[2]	685	655	4.6%	1,994	1,849	7.8%
Total Administrative Expenses	3,150	3,042	3.6%	9,233	8,907	3.7%
Compensation[3]	1,705	1,541	10.6%	4,972	4,363	14.0%
Charges	395	411	-3.8%	1,145	1,169	-2.1%
Benefits	393	395	-0.7%	1,184	1,066	11.0%
Training	19	15	29.4%	48	36	34.0%
Other	29	28	3.6%	74	53	40.2%
Total Personnel Expenses	2,540	2,390	6.3%	7,423	6,687	11.0%
Administrative + Personnel Expenses (excludes depreciation and amortization)	5,005	4,776	4.8%	14,662	13,745	6.7%
Total General Expenses	5,691	5,431	4.8%	16,656	15,594	6.8%

[1] Source: IBGE: 12-month rolling inflation up to September 2022 - http://www.ibge.gov.br [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 83 million in 3Q22, R$ 107 million in 2Q22, R$ 59 million in 1Q22, R$ 68 million in 3Q21, R$ 68 million in 2Q21 and R$ 1,032 million in 1Q21 [3] Including profit-sharing



EFFICIENCY RATIO: 37.4%

healthy level. In 3Q22, rising by 3.5 p.p. in three months and 1.2 p.p. in the year

We remain committed to an ongoing pursuit of efficiency, **using an omni-channel approach, through platform integration and process industrialization.**


34.3%
33.8%
35.7%
36.0%
33.9%
37.4%
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 991 million in 3Q22.

(R$ million)	3Q22	2Q22	Var. QoQ	9M22	9M21	Var. YoY
Expenses from credit cards	(1,484)	(907)	63.6%	(3,200)	(2,269)	41.1%
Net Income from Capitalization	168	158	6.8%	477	423	12.8%
Provisions for contingencies[1]	(133)	(326)	-59.1%	(1,015)	(1,197)	-15.2%
Other	457	630	-27.4%	298	(3,812)	-107.8%
Other operating income (expenses)	(991)	(445)	122.7%	(3,440)	(6,854)	-49.8%

[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses **totaled R$ 6,209 million**, increasing by 8.1% in the quarter and 63.0% in the year-to-date compared to the same period last year, still at a challenging moment of the cycles. The loans to individuals and the shift in the product mix were the primary contributors to the increase. It should be noted that the share of older vintages in the allowance for loan losses has been dropping over time, from 82% in Jan/22 to 29% in Sep/22.

Income from **the recovery of written-off loans** increased by 18.0% in three months and decreased by 11.6% year-to-date, compared to the corresponding period a year earlier.

The 12-month cost of credit **reached 3.8%,** an increase of 0.41 p.p. in the quarter, while the 3-month indicator **hit 4.5%**, a 0.17 p.p. rise over the same period, both at controlled and predictable levels.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT R$ million


2.6%
2.7%
2.9%
3.5%
4.3%
4.5%
2.7%
2.6%
2.7%
3.0%
3.4%
3.8%
3,161
3,325
3,676
4,612
5,745
6,209
3,914
4,071
4,798
5,352
6,469
7,064
(753)
(746)
(1,122)
(740)
(724)
(854)
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit 3-month
Cost of credit 12-month

Provision expenses grew by 9.2% over the quarter and 47.7% for the year-to-date relative to the comparable period of the preceding twelve months, deteriorating in line with expectations, as loan quality indicators remained under pressure but showed signs of stability due to the anticipation of cycles since 4Q21, thereby improving our lending quality.

Income from the recovery of written-off loans increased by 18.0% during the quarter and dropped by 11.6% year-to-date in comparison to the prior year's same period, with quarterly recovery levels remaining above R$ 770 million.

This quarter, we sold a written-off loan portfolio (fully provisioned).

BALANCE SHEET

Total assets reached to R$ 1,006,711 million in September 2022, representing a quarterly rise of 2.0% and an annual growth of 3.8%. Increases in interbank investments, lending portfolio, and foreign exchange portfolio describe most of the expansion in both periods. Shareholders' equity reached R$ 82,406 million in September 2022, or R$ 81,077 million disregarding the goodwill balance.

ASSETS	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Current Assets and Long-term Assets	992,747	973,386	2.0%	958,028	3.6%
Cash and Cash Equivalents	6,884	10,120	-32.0%	15,277	-54.9%
Interbank Investments	74,786	63,107	18.5%	49,300	51.7%
Securities and Derivative Financial Instruments	233,482	245,858	-5.0%	262,032	-10.9%
Interbank Accounts	96,767	92,108	5.1%	83,419	16.0%
Lending Operations	372,924	363,988	2.5%	351,522	6.1%
Other Receivables	205,719	195,853	5.0%	194,585	5.7%
Other Assets	2,186	2,351	-7.0%	1,894	15.4%
Permanent Assets	13,964	13,203	5.8%	12,014	16.2%
Temporary Assets	897	851	5.4%	423	112.3%
Fixed Assets	6,032	6,107	-1.2%	6,176	-2.3%
Intangibles	7,035	6,245	12.6%	5,415	29.9%
Total Assets	1,006,711	986,589	2.0%	970,041	3.8%
Total Assets (excluding goodwill)	1,005,382	985,185	2.1%	968,820	3.8%

LIABILITIES	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Current Liabilities and Long-term Liabilities	922,918	904,855	2.0%	889,444	3.8%
Deposits	414,921	415,107	0.0%	395,208	5.0%
Money Market Funding	101,387	90,105	12.5%	128,984	-21.4%
Funds from Acceptance and Issuance of Securities	119,803	114,690	4.5%	84,510	41.8%
Interbank Accounts	2,658	2,683	-0.9%	2,520	5.4%
Interbranch Accounts	5,235	5,541	-5.5%	4,642	12.8%
Borrowings	77,555	76,535	1.3%	74,984	3.4%
Domestic Onlendings - Official Institutions	11,753	11,207	4.9%	11,639	1.0%
Derivative Financial Instruments	27,235	28,736	-5.2%	31,298	-13.0%
Other Payables	162,373	160,250	1.3%	155,660	4.3%
Deferred Income	-	-	n.a	424	n.a
Minority Interest	1,387	1,399	-0.9%	1,344	3.1%
Equity	82,406	80,335	2.6%	78,830	4.5%
Total Liabilities	1,006,711	986,589	2.0%	970,041	3.8%
Equity (excluding goodwill)	81,077	78,932	2.7%	77,608	4.5%

SECURITIES

The securities portfolio totaled R$ 233,482 million in September 2022, down by 5.0% in the quarter, stemming from the decrease in public securities (-12.0%).

In the year, the portfolio experienced a 10.9% reduction, reflecting the 22.1% drop in public securities.

	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Public securities	151,046	171,579	-12.0%	193,984	-22.1%
Private securities	54,562	47,757	14.2%	39,861	36.9%
Financial instruments	27,874	26,523	5.1%	28,186	-1.1%
Total	233,482	245,858	-5.0%	262,032	-10.9%



LOAN PORTFOLIO

The loan portfolio totaled R$ 484,252 million in September 2022, proceeding by 3.4% in the quarter (or a 3.1% rise, if exchange rate fluctuations are disregarded), driven by growth in the corporate portfolio, which stemmed from business expansion and exchange rate movements, as well as an increase in the retail portfolio, which was mostly fueled by loans to individuals.

In comparison to the previous year, the loan portfolio expanded by 7.5% (or 7.6% excluding the effect of currency fluctuations). The period saw growth across the board, with loans to individuals climbing by 11.0%, SME loans by 5.9%, consumer finance by 4.8%, and corporate loans by 4.3%. The highlights were the higher quality of new loan origination since 4Q21, accounting for 51% of the overall portfolio, and the greater share of AA-B ratings in the loan book, of which 85% were in newer vintages (from Jan/22) and 79% in older vintages.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, closed the quarter at R$ 565,910 million, rising by 4.2% (or an expansion of 4.0%, if we disregard exchange rate movements), largely due to a 23.4% growth in repo operations. Compared to the prior year, this portfolio grew by 7.5% (no effect of currency fluctuations).

The balance of the foreign currency portfolio, comprising dollar-indexed loans, stood at R$ 41,183 million, implying growth of 8.5% over the quarter and 37.0% in the year.

In September 2022, loans to individuals represented 45.5% of the total portfolio balance, a decrease of 0.4 p.p. from June 2022. On the other hand, the corporate segment grew its share in our overall portfolio balance by 0.7 p.p. during the quarter. In twelve months, the proportion of loans to individuals within the total loan book balance increased by 1.4 p.p.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Individuals	220,417	215,185	2.4%	198,608	11.0%
Consumer Finance	67,928	66,894	1.5%	64,807	4.8%
SMEs	64,508	62,656	3.0%	60,902	5.9%
Corporate	131,399	123,802	6.1%	125,945	4.3%
Total portfolio	**484,252**	**468,538**	**3.4%**	**450,262**	**7.5%**
Other credit related transactions	81,658	74,439	9.7%	76,226	7.1%
Total expanded credit portfolio	**565,910**	**542,977**	**4.2%**	**526,488**	**7.5%**

The portfolio of deferred loans reached R$ 20.0 billion in September 2022, resulting from the amortization of R$ 29.8 billion, or 59.9% occurred since 2Q20.

The 15-to-90-day NPL volume remained stable in the quarter, at 3.4%.

Meanwhile, the over-90-day NPL was 1.2%, down from 1.4% in 2Q22.

VARIATION OF **LOAN PORTFOLIO** R$ million


468,538
5,231
1,034
1,852
7,597
484,252
Jun-22
Individuals
Consumer Finance
SMEs
Corporate
Sep-22

LOAN PORTFOLIO **BY PRODUCT**

	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Individuals					
Leasing / Auto Loans	4,416	4,372	1.0%	4,218	4.7%
Credit Card	44,439	44,527	-0.2%	39,225	13.3%
Payroll Loans	57,504	55,452	3.7%	53,029	8.4%
Mortgages	55,405	54,340	2.0%	51,584	7.4%
Agricultural Loans	9,708	8,996	7.9%	9,344	3.9%
Personal Loans / Others	48,945	47,499	3.0%	41,208	18.8%
Total Individuals	**220,417**	**215,185**	**2.4%**	**198,608**	**11.0%**
Consumer Finance	**67,928**	**66,894**	**1.5%**	**64,807**	**4.8%**
Corporate and SMEs					
Leasing / Auto Loans	3,359	3,297	1.9%	3,189	5.3%
Real Estate	1,849	1,851	-0.1%	1,914	-3.4%
Trade Finance	38,677	36,853	4.9%	30,848	25.4%
On-lending	9,712	9,359	3.8%	10,171	-4.5%
Agricultural Loans	5,798	5,138	12.8%	4,466	29.8%
Working capital / Others	136,512	129,960	5.0%	136,258	0.2%
Total Corporate and SMEs	**195,907**	**186,458**	**5.1%**	**186,847**	**4.8%**
Total Credit	**484,252**	**468,538**	**3.4%**	**450,262**	**7.5%**
Other credit related transactions	81,658	74,439	9.7%	76,226	7.1%
Total Expanded Credit Portfolio	**565,910**	**542,977**	**4.2%**	**526,488**	**7.5%**

LOANS TO **INDIVIDUALS**

Loans to individuals totaled R$ 220,417 million in September 2022, climbing by 2.4% over the preceding quarter, fueled by growth in payroll loans (3.7%), personal/other loans (3.0%) and mortgage loans (2.0%).

In comparison to September 2021, the segment witnessed growth of 11.0%. The products that contributed most positively to this performance were personal/other loans (18.8%), credit cards (13.3%), payroll loans (8.4%), and mortgage loans (7.4%).

In September 2022, 64% of the overall individual loan book (including Santander Financiamentos) was backed by collateral, a 0.5 p.p. rise from the previous quarter

The credit card portfolio came to R$ 44,439 million, a decrease of 0.2% from a quarter earlier and an increase of 13.3% from the previous year, the latter was supported by greater turnover. We are growing in this product with higher quality in the granting of new credits, as account holders represent 98% of new customer additions.

The mortgage loan product grew by 2.0% in the quarter and 7.4% in the year, hitting R$ 55,405 million.

Payroll loans reached R$ 57,504 million, expanding by 3.7% in three months and 8.4% in the 12-month period. This product is being prioritized due to its risk profile and importance to customer loyalty.

The personal/other loans balance was R$ 48,945 million, up by 3.0% in the quarter and 18.8% in the year, highlighted by the loan renegotiation product.

CONSUMER FINANCE

The consumer finance portfolio stood **at R$ 67,928 million**, a 1.5% rise in the quarter thanks to a higher loan origination. Our portfolio LTV reached 44.1%[1].

In the year, this portfolio increased by 4.8%, largely stemming from growth in the portfolio of auto loans to businesses (51.2%).

We attained a **23%**[2] market share in auto loans to individuals, while continuing to expand our goods & services portfolio regarding to the total portfolio of consumer finance (+1.44 p.p. in the year).

LOAN PORTFOLIO COMPOSITION

September 2022, Individuals and Corporate & SMEs


Others
15%
85%
Vehicles

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, resulted in R$ 57,554 million, climbing by 0.8% in the quarter and by 0.7% in the period of twelve months.

CORPORATE & SMES LOANS

The corporate & SME loan portfolio amounting to **R$ 195,907 million, advancing by 5.1%** in three months (or a 4.4% increase if we disregard the exchange rate impact), largely reflects to business expansion.

This portfolio increased by **4.8%** compared to a year ago (or 5.0% excluding the exchange rate fluctuations).

Furthermore, our portfolio balance linked to government programs at the end of the quarter was **R$ 8,555 million**, with **R$ 1,285 million** in loans granted during 3Q22.

The corporate loan portfolio totaled R$ 131,399 million, growing by 6.1% in the quarter (or a 5.2% increase if currency fluctuations are disregarded). In the year, this portfolio expanded by 4.3% (or a 4.5% rise excluding the impact of exchange rate movements).

The SME loan portfolio came to R$ 64,508 million, indicating increases of 3.0% during the quarter and 5.9% over the year, reflecting new loans that originated in connection with government programs (FGI and Pronampe). As a result, the portfolio balance associated with government programs for SMEs stood at R$ 7,580 million in September 2022, of which 15.0% refers to new loans granted in 3Q22.

LOAN PORTFOLIO BY RISK LEVEL

As anticipated, given the current macroeconomic backdrop and following the two years of abundant liquidity in the economy, with risk levels returning to more normalized ranges, we observe an improvement in the share of top-rated portfolios, as a result of our proactive actions and higher-quality origination since Jan/22, as well as an increase in the proportion of portfolios requiring greater provisioning, i.e., portfolios rated "E to H". In the quarter, portfolios rated "AA and A" accounted for 72.0% of our overall loan book, up by 0.58 p.p. from June 2022, thanks to improved origination in new vintages. Meanwhile, portfolios rated "B to D" dropped by 1.14 p.p. over the same period. Lastly, "E to H" portfolios raised their share in our overall loan book by 0.56 p.p.

It is noteworthy that 64% of our portfolio of loans to individuals is collateralized.


Sep-21: 8% 7% 10% 30% 45%
Dec-21: 9% 8% 10% 30% 43%
Mar-22: 10% 8% 10% 30% 41%
Jun-22: 11% 8% 10% 30% 42%
Sep-22: 11% 7% 10% 30% 42%
D-H
C
B
A
AA

[1] As of September 2022 [2] Source: Brazilian Central Bank, as of August 2022.

DELINQUENCY RATIO

OVER-90-DAY[1]


PF
4.1%
3.0%
3.3%
3.6%
4.0%
4.1%
4.3%
Total
3.0%
2.1%
2.4%
2.7%
2.9%
2.9%
3.0%
PJ
1.5%
0.9%
1.3%
1.3%
1.4%
1.1%
1.3%
Sep-19
Sep-20
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

The over-90-day delinquency ratio reached 3.0% in the quarter, advancing by 0.11 p.p. from June 2022 and a 0.58 p.p. increase in twelve months.

The indicator remained stable in three months and relative to the pre-pandemic period (Sep/19).

More recent loan vintages (from 1Q22) are of higher quality, with an over-90-day delinquency ratio of 1.5% or 2.5 p.p. lower than older vintages.

[1] Loan operations overdue for more than 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS standing at **4.3%** in the quarter, climbing by 0.14 p.p. over three months and 1.01 p.p. in twelve months.

CORPORATE & SMEs hit 1.3% in September 2022, up by 0.11 p.p. in the quarter and stable over the year.

15-TO-90-DAY[2]


PF
5.7%
4.6%
5.0%
5.0%
5.9%
5.9%
6.1%
Total
4.1%
3.1%
3.4%
3.5%
4.2%
4.2%
4.3%
PJ
1.7%
1.2%
1.2%
1.4%
1.9%
1.9%
1.9%
Sep-19
Sep-20
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

The 15-to-90-day delinquency ratio was 4.3% in September 2022, rising by 0.09 p.p. during the quarter, with stability in the last three months.

In twelve months, this indicator increased by 0.92 p.p..

More recent loan vintages (from 1Q22) are of higher quality, with a 15-to-90-day delinquency ratio of 3.5% or 1.4 p.p. lower than older vintages.

[2] Loan operations overdue between 15 and 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS reached **6.1%** in September 2022, growing by 0.21 p.p. in the quarter and 1.08 p.p. in the year.

CORPORATE & SMEs came to **1.9%**, stable on a quarterly basis and an increase of 0.67 p.p. in annual terms.

NPL FORMATION

NPL formation totaled R$ 8,730 million in September 2022, impacted by a 11.7% growth in the renegotiated loan portfolio relative to the preceding quarter and 54.6% over the year, as well as increases in the over-90-day NPL balance of 7.1% in three months and 33.1% in twelve months, particularly in retail, driven by individuals.

The NPL formation to loan portfolio ratio was 1.86% in 3Q22, with stability in the quarter and increase by 0.68 p.p. in the year.


% NPL Formation Loan portfolio
% NPL Formation w/o renegotiated portfolio Loan portfolio
1.18%
1.33%
1.84%
1.86%
1.86%
1.00%
1.16%
0.99%
0.96%
1.07%
3Q21
4Q21
1Q22
2Q22
3Q22
It considers the loan portfolio of the previous quarter

NPL formation is calculated by adding the portfolio written-off as loss during the period to the changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the previous quarter

COVERAGE RATIO

The balance of allowance for loan losses amounted to R$ 32,754 million in September 2022, rising by 8.0% in quarterly terms and 21.3% on an annual basis.

Required provisions increased by 11.0% in three months and 42.6% year-on-year, in line with the portfolio growth profile as well as the product and segment mix.

The coverage ratio stood at 226% in September 2022, growing by 1.8 p.p. in the quarter.

(Over 90 days)


248%
220%
215%
224%
226%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations came to R$ 35,381 million in September 2022, rising by 11.7% in the quarter. This growth is the result of proactive risk management, though already reaching more stable origination levels.

The renegotiated loan portfolio provisioning ratio increased by 1.84 p.p. over three months and decreased by 0.94 p.p. over a year, reaching 48.5%.


Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
49.4%
47.1%
45.4%
46.6%
48.5%
22,888
11,309
23,634
11,121
27,567
12,508
31,684
14,775
35,381
17,149
3Q21
4Q21
1Q22
2Q22
3Q22

These operations include loan agreements that have been renegotiated to allow payment under terms agreed upon with customers, as well as renegotiations of loans that have previously been written off

FUNDING

Customer funding amounted to R$ 539,217 million in the third quarter of 2022, an increase of 3.0% in three months, primarily attributable to greater volumes of real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), and secured real estate notes ("LIG"), all of which benefited from the interest rate environment.

In the year, customer funding rose by 13.5%, reflecting growth in volumes of time deposits, financial bills and LCI/LCA/LIG, as a result of the greater attractiveness of fixed income funding, due to the increase in interest rates.

	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Demand deposits	39,517	41,339	-4.4%	38,398	2.9%
Saving deposits	60,237	61,399	-1.9%	65,226	-7.6%
Time deposits	310,981	308,505	0.8%	286,161	8.7%
Financial Bills	36,909	37,161	-0.7%	25,459	45.0%
Others[1]	91,572	75,264	21.7%	59,686	53.4%
Funding from clients	**539,217**	**523,667**	**3.0%**	**474,929**	**13.5%**

CREDIT/FUNDING RATIO

	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Funding from customers (A)	**539,217**	**523,667**	**3.0%**	**474,929**	**13.5%**
(-) Reserve Requirements	(73,496)	(66,080)	11.2%	(59,523)	23.5%
Funding Net of Reserve Requirements	**465,721**	**457,587**	**1.8%**	**415,407**	**12.1%**
Borrowing and Onlendings	11,777	11,230	4.9%	11,640	1.2%
Subordinated Debts	20,009	19,132	4.6%	13,957	43.4%
Offshore Funding	91,797	89,410	2.7%	87,363	5.1%
Total Funding (B)	**589,303**	**577,358**	**2.1%**	**528,367**	**11.5%**
Assets under management[2]	396,426	385,805	2.8%	396,480	0.0%
Total Funding and Asset under management	**985,729**	**963,164**	**2.3%**	**924,847**	**6.6%**
Total Credit (C)	**484,252**	**468,538**	**3.4%**	**450,262**	**7.5%**
C / B (%)	**82.2%**	**81.2%**	**1.0 p.p.**	**85.2%**	**-3.0 p.p.**
C / A (%)	**89.8%**	**89.5%**	**0.3 p.p.**	**94.8%**	**-5.0 p.p.**

The volume of assets under management reached R$ 396,426 million in September 2022, up by 2.8% during the quarter and stable in the year.

EVOLUTION OF FUNDING (R$ billion)


Funding from customers
Loan Portfolio/
Funding from Customers
94.8%
93.8%
92.0%
89.5%
89.8%
474.9
493.5
494.6
523.7
539.2
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

The loan portfolio to customer funding ratio stood at 89.8% in September 2022, rising by 0.3 p.p. from 2Q22 and dropping by 5.0 p.p. relative to the same period last year.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 82.2% in 3Q22, increasing by 1.0 p.p. over three months but declining by 3.0 p.p. in the 12-month period.

Santander maintains satisfactory and comfortable levels of liquidity, ensuring stability between funding and grants through its consolidated funding structure.

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE"). [2] According to ANBIMA



BIS RATIO

The BIS ratio reached 14.5% in September 2022, an increase of 0.3 p.p. in the quarter, boosted by a 3.7% increase regulatory capital due to retained earnings in the period, offset by an increase in risk-weighted assets (RWA).

In comparison to September 2021, the BIS ratio has increased by 0.2 p.p., owing primarily to an 7.7% increase regulatory capital.

The BIS ratio exceeds by 3.00 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS Ratio
14.3%
14.9%
14.7%
14.2%
14.5%
12.0%
11.6%
11.7%
11.1%
11.3%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

OWN RESOURCES AND BIS	Sep-22	Jun-22	Var.	Sep-21	Var.
(R$ million)			3M		12M
Tier I Regulatory Capital	79,069	76,350	3.6%	78,716	0.4%
CET1	72,005	69,627	3.4%	71,722	0.4%
Additional Tier I	7,064	6,724	5.1%	6,994	1.0%
Tier II Regulatory Capital	13,208	12,659	4.3%	6,964	89.7%
Adjusted Regulatory Capital (Tier I and II)	**92,277**	**89,009**	**3.7%**	**85,679**	**7.7%**
Risk Weighted Assets (RWA)	**637,457**	**627,028**	**1.7%**	**599,115**	**6.4%**
Credit Risk Capital requirement	554,105	546,464	1.4%	519,782	6.6%
Market Risk Capital requirement	23,278	20,900	11.4%	20,833	11.7%
Operational Risk Capital requirement	60,073	59,663	0.7%	58,500	2.7%
Basel Ratio	**14.5%**	**14.2%**	**0.3 p.p.**	**14.3%**	**0.2 p.p.**
Tier I	**12.4%**	**12.2%**	**0.2 p.p.**	**13.1%**	**-0.7 p.p.**
CET1	11.3%	11.1%	0.2 p.p.	12.0%	-0.7 p.p.
Tier II	**2.1%**	**2.0%**	**0.1 p.p.**	**1.2%**	**0.9 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.60% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols SANB3 (common shares), SANB4 (preferred shares), and SANB11 (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,803	90.21%	3,278,140	89.08%	6,722,943	89.66%
Treasury Shares	28,017	0.73%	28,017	0.76%	56,034	0.75%
Free Float	345,875	9.06%	373,679	10.15%	719,554	9.60%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of September 30th, 2022. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management

FREE-FLOAT (Sep-22)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
25.5%
33.1%
41.4%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


175
IBOV
167
Source: Bloomberg
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

In September of 2022, our market cap was R$ 114.1 billion, an increase of 5.1% from June 2022 and a decrease of 13.9% from the comparable period in 2021.

EARNINGS DISTRIBUTION

On October 13th, 2022, we announced the distribution of dividends and interest on capital ("IoC") totaling R$ 1,700 million, to be paid beginning November 22nd, 2022, resulting in a dividend yield of 5.8% for the year.

MANAGERIAL RESULTS RECONCILIATION	3Q22	Reclassifications					3Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,810**	**60**	**(272)**	**-**	**-**	**(1)**	**12,598**
Allowance for Loan Losses	(6,482)	-	272	-	-	1	(6,209)
Net Interest Income after Loan Losses	**6,328**	**60**	**0**	**-**	**-**	**-**	**6,388**
Fees	4,734	-	-	-	-	-	4,734
General Expenses	(5,208)	-	-	83	(566)	-	(5,691)
Personnel Expenses	(1,974)	-	-	-	(566)	-	(2,540)
Administrative Expenses	(3,234)	-	-	83	-	-	(3,150)
Tax Expenses	(1,106)	(60)	-	-	-	-	(1,166)
Investments in Affiliates and Subsidiaries	46	-	-	-	-	-	46
Other Operating Income/Expenses	(991)	-	(0)	-	-	-	(991)
Operating Income	**3,804**	**-**	**0**	**83**	**(566)**	**-**	**3,321**
Non Operating Income	33	-	-	-	-	-	33
Net Profit before Tax	**3,837**	**-**	**0**	**83**	**(566)**	**-**	**3,354**
Income Tax and Social Contribution	(227)	-	-	-	-	-	(227)
Profit Sharing	(566)	-	-	-	566	-	-
Minority Interest	(5)	-	-	-	-	-	(5)
Net Profit	**3,039**	**-**	**0**	**83**	**-**	**-**	**3,122**

MANAGERIAL RESULTS RECONCILIATION	2Q22	Reclassifications					2Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,850**	**179**	**(213)**	**-**	**-**	**(42)**	**12,775**
Allowance for Loan Losses	(5,991)	-	203	-	-	42	(5,745)
Net Interest Income after Loan Losses	**6,860**	**179**	**(10)**	**-**	**-**	**-**	**7,029**
Fees	4,882	-	-	-	-	-	4,882
General Expenses	(4,975)	-	-	107	(563)	-	(5,431)
Personnel Expenses	(1,826)	-	-	-	(563)	-	(2,390)
Administrative Expenses	(3,148)	-	-	107	-	-	(3,042)
Tax Expenses	(1,038)	(179)	-	-	-	-	(1,218)
Investments in Affiliates and Subsidiaries	33	-	-	-	-	-	33
Other Operating Income/Expenses	(455)	-	10	-	-	-	(445)
Operating Income	**5,307**	**-**	**-**	**107**	**(563)**	**-**	**4,850**
Non Operating Income	45	-	-	-	-	-	45
Net Profit before Tax	**5,351**	**-**	**-**	**107**	**(563)**	**-**	**4,895**
Income Tax and Social Contribution	(749)	-	-	-	-	-	(749)
Profit Sharing	(563)	-	-	-	563	-	-
Minority Interest	(62)	-	-	-	-	-	(62)
Net Profit	**3,977**	**-**	**-**	**107**	**-**	**-**	**4,084**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	9M22	Reclassifications						9M22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Getnet and elimination	Managerial
Net Interest Income	**40,214**	**(62)**	**(770)**	-	-	**(72)**	-	**39,311**
Allowance for Loan Losses	(17,403)	-	764	-	-	72	-	(16,566)
Net Interest Income after Loan Losses	**22,812**	**(62)**	**(6)**	-	-	-	-	**22,744**
Fees	14,233	-	-	-	-	-	-	14,233
General Expenses	(15,300)	-	-	249	(1,605)	-	-	(16,656)
Personnel Expenses	(5,818)	-	-	-	(1,605)	-	-	(7,423)
Administrative Expenses	(9,482)	-	-	249	-	-	-	(9,233)
Tax Expenses	(3,653)	62	-	-	-	-	-	(3,591)
Investments in Affiliates and Subsidiaries	89	-	-	-	-	-	-	89
Other Operating Income/Expenses	(3,446)	-	6	-	-	-	-	(3,440)
Operating Income	**14,736**	-	**(0)**	**249**	**(1,605)**	-	-	**13,380**
Non Operating Income	450	-	-	-	-	-	-	450
Net Profit before Tax	**15,186**	-	**(0)**	**249**	**(1,605)**	-	-	**13,830**
Income Tax and Social Contribution	(2,515)	-	-	-	-	-	-	(2,515)
Profit Sharing	(1,605)	-	-	-	1,605	-	-	-
Minority Interest	(104)	-	-	-	-	-	-	(104)
Net Profit	**10,962**	-	**(0)**	**249**	-	-	-	**11,211**

MANAGERIAL RESULTS RECONCILIATION	9M21	Reclassifications						9M21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Getnet and elimination	Managerial
Net Interest Income	**41,198**	**1,622**	**(1,370)**	-	-	**12**	**4**	**41,466**
Allowance for Loan Losses	(11,437)	-	1,286	-	-	(12)	-	(10,163)
Net Interest Income after Loan Losses	**29,761**	**1,622**	**(83)**	-	-	-	**4**	**31,304**
Fees	14,383	-	-	-	-	-	(485)	13,898
General Expenses	(15,578)	-	-	1,168	(1,442)	-	258	(15,594)
Personnel Expenses	(5,307)	-	-	-	(1,442)	-	61	(6,687)
Administrative Expenses	(10,271)	-	-	1,168	-	-	197	(8,907)
Tax Expenses	(3,361)	(167)	-	-	-	-	50	(3,478)
Investments in Affiliates and Subsidiaries	49	-	-	-	-	-	-	49
Other Operating Income/Expenses	(7,034)	-	83	-	-	-	97	(6,854)
Operating Income	**18,221**	**1,455**	**0**	**1,168**	**(1,442)**	-	**(76)**	**19,326**
Non Operating Income	51	-	-	-	-	-	-	51
Net Profit before Tax	**18,272**	**1,455**	**0**	**1,168**	**(1,442)**	-	**(76)**	**19,377**
Income Tax and Social Contribution	(5,552)	(1,455)	-	-	-	164	25	(6,818)
Profit Sharing	(1,442)	-	-	-	1,442	-	-	-
Minority Interest	(87)	-	-	-	-	-	(5)	(93)
Net Profit	**11,191**	**(0)**	**0**	**1,168**	-	**164**	**(56)**	**12,467**

[1] **Foreign Exchange Hedge**: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)

[2] **Credit Recovery**:
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided

[3] **Amortization of Goodwill**: reversal of goodwill amortization expense

[4] **Other events:**

2021

1Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

2Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

3Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation



INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


78.6
90.6
82.2
83.4
82.5
26.3
30.0
26.2
27.7
27.2
52.2
60.6
56.0
55.7
55.2
3Q21
4Q21
1Q22
2Q22
3Q22
Credit
Debit


AMERICAN EXPRESS
Santander
UNIQUE
AAdvantage
Santander Select
ELITE

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


53.5
56.2
57.3
4%
3%
3%
96%
97%
97%
Sep-21
Jun-22
Sep-22
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]


10%
39%
44%
7%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


66%
53%
64%
50%
64%
53%
3T21
2T22
3T22
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS4 BY CHANNEL
(R$ billion)


57.2
57.4
56.8
57.1
57.6
4.3
4.4
4.4
4.4
4.4
52.9
53.0
52.4
52.7
53.1
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Internal channel
Santander Financiamentos

ORIGINATION | VEHICLES
(R$ billion)


8.0
7.2
6.1
7.2
7.3
3Q21
4Q21
1Q22
2Q22
3Q22

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value [4] Individual and business auto loan portfolios, Individual portfolio generated through the Internal Channel, and Individual portfolio from the Consumer Finance segment